Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 1,092	$ 739
Equity earnings net of distributions	(48)	(38)
Total earnings	1,044	701
Income taxes	654	239
Fixed charges:
Interest expense including amortization of debt discount	374	369
Portion of rentals representing an interest factor	182	162
Total fixed charges	556	531
Earnings available for fixed charges	$ 2,254	$ 1,471
Ratio of earnings to fixed charges	4.1	2.8